UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
TFI International Sales, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
California

Date of organization
April 26, 2018

Physical address of issuer
1176 Tourmaline Drive, Thousand Oaks, CA 91320

Website of issuer
tfi-tec.com/optin

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$20,666.67	$29,010.89
Cash & Cash Equivalents	$0.00	$344.22
Accounts Receivable	$0.00	$0.00
Short-term Debt	$10,723.69	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$19,067.91	-$17,005.30


July 8, 2024

FORM C-AR

TFI International Sales, Inc.




      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by TFI International Sales, Inc., a California Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at tfi-tec.com/optin no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is July 8, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

    Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

TFI International Sales, Inc. (the "Company") is a California Corporation, formed on April 26, 2018.

The Company is located at 1176 Tourmaline Drive, Thousand Oaks, CA 91320.

The Company's website is tfi-tec.com/optin.

The information available on or through our website is not a part of this Form C-AR.

The Business

Company developed, patented, prototyped a clean tech Tool/Process and offers an innovative, game-changing Semiconductor manufacturing technology to global device makers that reduces chip costs by 40%, uses nontoxic chemicals, is energy efficient, and allows compact layering of functions, miniaturization and overcomes the barriers that current dry processes have met through a wet process. It is akin to going from 2D to 3D for the semiconductor industry.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company will be taking advantage of temporary rules that relax some of the requirements for a crowdfund offering.
In March 2020, the SEC passed a Temporary Final Rule intended to assist small businesses with capital raising in the Regulation Crowdfunding market due to the COVID-19 pandemic and relaxed or modified some rules for offerings initiated through February 28, 2021 (As extended in August 2020.). This Offering is taking advantage of some or all of these relaxed rules which may create additional risks for investors.

Pursuant to SEC Rule §227.20J(z)(2) the Company is launching the Offering prior to providing financial statements.
The financial information that has been omitted is not currently available and will be provided by an amendment to the offering materials. Following the filing of this amendment investors should review the complete set of offering materials including previously omitted financial information prior to making an investment decision. No investment commitments will be accepted until after such financial information has been provided. Failure of the investor to review these financial statements when they are provided could result in the investor not understanding the Company's financial position.

The Company may choose to close the Offering as soon as the target fundraising amount is met.
Pursuant to SEC Rule §227.20l(z)(l)(iv)(C) the Company may close the Offering sooner that the required 21 days should the Target Amount be met early. While investors will be notified in advance if the Offering is closed early, this creates additional risks for investors by not allowing additional time to fully assess the transaction.

Investors may only cancel their commitment to invest during tire first 48 hours after such commitment.
Pursuant to SEC Rule §227.201(z)(1)(iv)(C) the Company may limit investor cancellations after 48 hours following their commitment unless there is a material change in the Offering. This increases risk for investors as they will be fully committed to the Offering 48 hours after their initial commitment.

Risks Related to the Company's Business and Industry.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Demand for and pricing of our products are subject to economic conditions and other factors present in tire various markets where tire products are sold.

Consumer preferences also impact the demand for new electric bikes purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the company. With a global supply chain, events across the world can affect supply chain reliability.

Our product may be subject to emergent regulations.

Legislation by state, federal or other national bodies may affect semiconductor manufacturing from the standpoint of environmental quality and waste materials. New and existing laws may impact our ability to sell our product.

The Company's business and operations are sensitive to general business and economic conditions in tire United States and other countries that tire Company operates in.

A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent tights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assume you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.
It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities.

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 25% or more beneficially own up to 80% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offe1ing deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of tire Shares of Class B Non-Voting Common Stock will be subject to dilution.

Owners of common stock do not have preemptive tights. If the Company conducts subsequent Offerings of Shares of Class B Non-Voting Common Stock or Securities convertible into Class B Non-Voting Common Stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the term and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulato1y prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for tire foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $100,000 of the proceeds of the offering committed and captured during the relevant period, as well as any amounts raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Company developed, patented, prototyped a clean tech Tool/Process and offers an innovative, game-changing Semiconductor manufacturing technology to global device makers that reduces chip costs by 40%, uses nontoxic chemicals, is energy efficient, and allows compact layering of functions, miniaturization and overcomes the barriers that current dry processes have met through a wet process. It is akin to going from 2D to 3D for the semiconductor industry.

Business Plan

The company has experienced business, marketing and sales, and scientific, engineering experts from within the industry as the core team, and a variety of device makers anxious to utilize this technology for their production.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
	Company produces a tool and manufacturing equipment that can be customized to the device maker's requirements and provides a 40% reduction in cost, over conventional chip manufacturing and savings in efficiency, pollution and waste.	

Competition

The Company's primary competitors are The Company's primary competitors are the global wafer fabrication equipment manufacturers, including AMAT and LAM.

We believe our product is distinct from that of our direct competitors. We combine the benefits of patented breakthrough process that allows multiple functional layering in a more compact chip that is accomplished with zero toxic chemicals and minimum waste. Everyone in the current Semiconductor industry using the old, 2D process to make chips including the likes of lntel, Samsung, etc.-and all the device mgs, that have now reached the BARRIERS for further reduction in SIZE capabilities, speed, efficiency, energy efficiency, layering of functions and sustainability. TFI's breakthrough 3D WET 3D Process makes all these competitors CLIENT OPPORTUNITIES, and a solid competitive advantage immediately and for the near future, with our 40% REDUCTION IN CHIP COSTS and clean tech super attraction.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
16/750,909	SEMICONDUCTOR APPARATUS HAVING THROUGH SILICON VIA STRUCTURE AND MANUFACTURING METHOD THEREOF	A semiconductor apparatus having through silicon via structure and a manufacturing method thereof to enable the significant process and cost reduction and the improvement of performance of through silicon via by forming barrier and seed metal layers with electroless plating, the barrier layer applied in forming through silicon via with wet electroless plating thereby enabling structural uniformity and improvement in electrical properties with less process cost and higher yield to meet the both performance and economic objectives. The instant invention enables the formation of TSV with smaller diameter of the opening and, if necessary, omitting the formation of copper seed layer. Direct copper plating on the barrier layer is possible and this reduces the number of processes, charges the inside of via at once through copper	January 23, 2020		USA

		plating to bring more improvements in electrical properties as effect.			

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1176 Tourmaline Drive, Thousand Oaks, CA 91320

The Company conducts business in California and Maryland.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Tae Young Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/CEO. 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

TFI Co., Ltd., President/CEO, 2012-Present

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Tae Young Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director/CEO. 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

TFI Co., Ltd., President/CEO, 2012-Present

Education

Name

Terry Collins

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO & Advisory Board

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Experienced Technology management and consulting - Diverse leadership experience from Marquis companies including Computer Associates and Cognos to start-ups - Proven ability to develop and execute strategic plans to achieve objectives - Balanced experience in complex multi-member technology delivery teams - Insightful communication and presentation skills from executives to staff-level consultants - Direct management responsibility for P&L's ranging from 8 to 65 resources - Oversight and management of multiple simultaneous project teams - International experience establishing a sales/consulting office in Saudi Arabia

Education

Name

Kathie Callahan-Brady

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Business Advisory Board

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Kathie Callahan Brady works with some of highly gifted, emerging Biotech and Technology companies as President and CEO of Frederick Innovative Technology Center, Inc. (FITCD. Since stepping into her role at the incubator/ accelerator in 2016, FITCI has seen its client base grow 476%. Currently, they serve 72 companies, and in total have served over 200+ companies. She herself is an entrepreneur with more than 30 years of executive-level experience in IT, real estate, and business development. She's led entrepreneurs and corporations in strategies to achieve high-level success. Kathie has founded and helped grow four successful companies in various industries including real estate, telecommunications, healthy lifestyles (Naturopathic Medicine), and consulting. Kathie continues to pursue her passion for real estate and was a partner in Quantum Realty Capital specializing in commercial real estate financing. She founded Future CEO to empower entrepreneurs to start and operate their own businesses and leads with that same passion at FITCI. She served as Executive Director at the National Academy of Sciences & taught for the University of Maryland. She is an avid networker & passionate about helping others succeed. Her business model, leadership & innovation strategies have guided clients toward productivity resulting in improved profits. Kathie has helped hundreds of companies to raise funding & grow significantly. One client with steady losses over 5 years was turned around to achieve profits of $20m. Her passion is to help owners turn around, increase profits & achieve a better quality of life. Kathie practices what she preaches & has been a member of Vistage for the past several years helping to further develop her own leadership while taking her company to $72m. She believes that success is a conscious choice & the role of a leader is to lead change along with driving growth. She feels privileged to work with the top 5% who step up, assume leadership , & make a tangible difference. To achieve this, leaders need fresh ideas & feedback from others who have similar experiences. She accomplishes this through her work as a CEO Group Chair with Vistage, CEO Space & 212 Business Mastery.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California and Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Voting Common Stock
Amount outstanding	1,300,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Other Material Terms or information.	1,500,000 outstanding

Type of security	Class B Non-Voting Common Stock
Amount outstanding	0
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Other Material Terms or information.	500,000 authorized

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class B Non-Voting Common Stock	835	$8,350	Intermediary fees, campaign marketing expenses or related reimbursement, attorney fees. accountant/audit fees, R&D, manufacturing, wages, general working capital	December 22, 2022	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Tae Young Lee	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

We should have enough liquidity to execute our business plan. We intend to be profitable by December 31, 2023. Our significant challenges are conducting demonstrations at our lab for device makers and consummating orders. The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have under $10,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy. The Company does not have any additional sources of capital other than the proceeds from the Offering. The Company intends to secure a federal government grant in the amount of $1,000,000 under the CHIPS for America Act and Maryland TEDCO grant in the amount of $450,000 in 2024.

Liquidity and Capital Resources

On December 22, 2022 the Company conducted an offering pursuant to Regulation CF and raised $8,350.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Tae Young Lee
(Signature)

Tae Young Lee
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Tae Young Lee
(Signature)

Tae Young Lee
(Name)

Director/CEO
(Title)

8/26/24
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Management Report

TFI International Sales Inc.

For the period ended December 31, 2023

Prepared by

SIMPLY Financials PLUS

Prepared on

June 26, 2024

For management use only

Table of Contents

Profit and Loss

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
General business expenses	
Bank fees & service charges	180.18
Total General business expenses	**180.18**
Legal & accounting services	
Accounting fees	3,700.00
Legal Fees	2,627.75
Total Legal & accounting services	**6,327.75**
Meals	256.03
Office expenses	
Shipping & postage	9.20
Total Office expenses	**9.20**
Travel	
Airfare	2,579.80
Hotels	1,005.70
Vehicle rental	210.44
Total Travel	**3,795.94**
Total Expenses	**10,569.10**
NET OPERATING INCOME	**-10,569.10**
OTHER EXPENSES	
Depreciation	8,000.00
Vehicle expenses	
Parking & tolls	24.25
Vehicle gas & fuel	474.56
Total Vehicle expenses	**498.81**
Total Other Expenses	**8,498.81**
NET OTHER INCOME	**-8,498.81**
NET INCOME	**$ -19,067.91**

Balance Sheet

As of December 31, 2023

	Total
ASSETS	
Fixed Assets	
Accumulated depreciation	-19,333.33
Tools, machinery, and equipment	40,000.00
Total Fixed Assets	**20,666.67**
TOTAL ASSETS	**$20,666.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loans	10,723.69
Total Other Current Liabilities	**10,723.69**
Total Current Liabilities	**10,723.69**
Total Liabilities	**10,723.69**
Equity	
Common stock	113,850.00
Retained Earnings	-84,839.11
Net Income	-19,067.91
Total Equity	**9,942.98**
TOTAL LIABILITIES AND EQUITY	**$20,666.67**

Statement of Cash Flows

	Total
OPERATING ACTIVITIES	
Net Income	-19,067.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated depreciation	8,000.00
Loans	10,723.69
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**18,723.69**
Net cash provided by operating activities	**-344.22**
NET CASH INCREASE FOR PERIOD	**-344.22**
Cash at beginning of period	344.22
CASH AT END OF PERIOD	**$0.00**

Balance Sheet

As of December 31, 2023

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Business Checking (1544) - 1	0.00	344.22
Total Bank Accounts	**0.00**	**344.22**
Total Current Assets	**0.00**	**344.22**
Fixed Assets		
Accumulated depreciation	-19,333.33	-11,333.33
Tools, machinery, and equipment	40,000.00	40,000.00
Total Fixed Assets	**20,666.67**	**28,666.67**
TOTAL ASSETS	**$20,666.67**	**$29,010.89**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Loans	10,723.69	
Total Other Current Liabilities	**10,723.69**	**0.00**
Total Current Liabilities	**10,723.69**	**0.00**
Total Liabilities	**10,723.69**	**0.00**
Equity		
Common stock	113,850.00	113,850.00
Retained Earnings	-84,839.11	-67,833.81
Net Income	-19,067.91	-17,005.30
Total Equity	**9,942.98**	**29,010.89**
TOTAL LIABILITIES AND EQUITY	**$20,666.67**	**$29,010.89**

Profit and Loss

January - December 2023

	Total	
	Jan - Dec 2023	**Jan - Dec 2022 (PY)**
INCOME		
Total Income		
GROSS PROFIT	**0.00**	**0.00**
EXPENSES		
General business expenses		
Bank fees & service charges	180.18	622.87
Escrow Expenses		584.50
Total General business expenses	**180.18**	**1,207.37**
Legal & accounting services		
Accounting fees	3,700.00	
Legal Fees	2,627.75	
Total Legal & accounting services	**6,327.75**	
Meals	256.03	570.75
Office expenses		
Shipping & postage	9.20	
Total Office expenses	**9.20**	
Research and Development		7,000.00
Travel		
Airfare	2,579.80	
Hotels	1,005.70	
Vehicle rental	210.44	
Total Travel	**3,795.94**	
Total Expenses	**10,569.10**	**8,778.12**
NET OPERATING INCOME	**-10,569.10**	**-8,778.12**
OTHER EXPENSES		
Depreciation	8,000.00	8,000.00
Vehicle expenses		
Parking & tolls	24.25	
Vehicle gas & fuel	474.56	227.18
Total Vehicle expenses	**498.81**	**227.18**
Total Other Expenses	**8,498.81**	**8,227.18**
NET OTHER INCOME	**-8,498.81**	**-8,227.18**
NET INCOME	**$ -19,067.91**	**$ -17,005.30**